MMX Global Partners, LLC

Statement of Financial Condition
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-69889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 (MM/DD/YY) AND ENDING December 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MMX Global Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1515 N. Federal Hwy, Ste 306
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracie E. O'Keefe	(732) 691-7010	tokeefe@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Pkwy, Ste 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian Leftwich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MMX Global Partners, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

INCHOL YO
NOTARY PUBLIC OF NEW JERSEY
Commision Expires 2/11/2029
ID Number 2311188

Notary Public March 25. 2024

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MMX GLOBAL PARTNERS, LLC
TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MMX Global Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MMX Global Partners, LLC (the “Company”) as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MMX Global Partners, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on MMX Global Partners, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as MMX Global Partners, LLC’s auditor since 2021.

Hauppauge, New York
March 29, 2024

Nawrocki Smith LLP

MMX GLOBAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

Assets	
Cash	$116,723
Accounts receivable	27,100
Total assets	$143,823
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$2,600
Due to related party	30,582
Total liabilities	33,182
Member's equity	110,641
Total liabilities and member's equity	$143,823

The accompanying notes are an integral part of these financial statements.

Note 1 NATURE OF BUSINESS

MMX Global Partners, LLC (the "Company") is a Delaware limited liability company. The Company is a limited broker dealer that does not maintain any customer accounts or hold any customer funds or securities. The Company services customers primarily located in the United States. The Company is primarily engaged in providing fund raising and placement services for investment management funds.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on January 5, 2018. The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is wholly owned by MMX Management, LLC. (the Member).

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ASPECTS OF A LIMITED LIABILITY COMPANY

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

CASH

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Customer receivables are considered past due if any portion of the receivable balance is outstanding past the due date established by the Company. Such receivables primarily consist of receivables resulting from placement fees and expense reimbursement arrangements. Based on management's assessments of credit history with customers having outstanding balances and current relationships with them, the Company has concluded that realization of losses on balances outstanding at year-end would be insignificant. As such, no allowance for doubtful accounts has been established. There were no amounts recorded to bad debt expense for the year ended December 31, 2023.

REVENUE RECOGNITION

Under Accounting Standards Codification (ASC) Topic 606 ("Topic 606"), the Company applies a principles-based five step model to recognize revenue upon the transfer of control of promised goods and services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods and services. The principles-based five step model includes: (1) identifying the contract(s) with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when (or as) a performance obligation is satisfied.

Placement Fees - The Company receives a fee for successfully raising capital. These fees vary on a contract by contract basis but are typically tied to the net assets in the fund, the amount raised and/or management fee plus performance fee. The percentage paid and terms vary by contract. The Company recognizes placement fee revenue straight-line over the life to contract if the fee is known or can be reasonably estimated. If the fee is based on net assets in the fund, the revenue is recognized quarterly over the life of the contract since these fees cannot be reasonably determined as such fees are subject to fluctuations in the market.

Performance Fees - As additional consideration for the placement services, the Company may receive fees that vary based on specified performance measures. These fees are earned once account returns have exceeded the specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized at the end of the contract term once it is deemed probable the Company will receive. The Company believes that ratable recognition over the service period is not the appropriate approach since there is no way to estimate market conditions, funds performance and estimated amounts until the end of the contract period, which typically extend over multiple years. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Retainer Fees - The Company receives a monthly retainer the initial year of a performance contract. The retainer fee is recognized ratably over a twelve month period and although part of a performance fee contract, the fee negotiated is separately stated and non-refundable even if the customer doesn't successfully raise capital. The retainer fee is for services provided for fundraising preparation, fundraising strategy, market research and other services to assist customer with their fundraising efforts.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax return and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through March 29, 2024, the date the financial statements were available to be issued, noting that there are no matters which require disclosure in the financial statements.

Note 3 UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2023, the Company had net capital of $83,541, which was $78,541 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of .40 to 1.

Note 4 RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member. Under this agreement, the Company will pay for all expenses incurred directly by the Company as well as all allowable general expenses of the Member. During 2023, the Company paid the Member $1,368,092 under this agreement and owed the Member $30,582 as of December 31, 2023.

Note 5 CONTINGENCIES

The Company is subject to various claims, legal proceedings and investigations covering a wide range of matters that may arise in the ordinary course of business. Management believes the resolution of claims and pending litigation will not have material effect, individually or in the aggregate, on the financial statements of the Company.